Exhibit 99.1

Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A. on August 12, 2019

Minutes No. 344: In the City of Buenos Aires, on this August 12, 2019, at 10 am, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets with the presence of Directors Osvaldo RECA, Jorge RAUBER, Miguel DODERO, Diego PETRACCHI, Tomás WHITE, Jorge Eduardo VILLEGAS, José Luis MOREA, Juan José SALAS, Tomás PERES, Cristian LOPEZ SAUBIDET and Liliana MURISI. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The quorum required is met and so the meeting commences, the fourth item of the Order of Business is submitted for consideration: 4) CONSIDERATION OF THE USE OF THE OPTIONAL RESERVE. MEETING CALL. Mr. President takes the floor and states that regard being had to: (i) the results of the interim financial statements closed as at June 30, 2019, (ii) the optional reserves duly established by the Company, which to date amount to $ 21,982,212,000) (the “Optional Reserve”) and (iii) that the Optional Reserve currently exceeds the parameters evaluated at the time of its establishment, it considers appropriate to evaluate the ratification or correction of their use; stating that for the latter case, the amount of $1.260.000.000 (one thousand two hundred and sixty million Argentine Pesos). Therefore, it is necessary to call an Annual General Meeting of Shareholders to consider the use of the Optional Reserve. Pursuant to Mr. President’s proposal, the Board of Directors unanimously approved to originally call an Annual General Meeting of Shareholders for September 13, 2019 at 11 a.m., being the meeting on second call on the same day at 12 p.m. at Av. Tomás A. Edison 2701, City of Buenos Aires to consider the following Agenda: 1) Appointment of two shareholders to sign the minutes; 2) Consideration of the use of the Optional Reserve. Ratification, correction and/or reversal; and 3) Issue of authorizations (…). There being no further business to transact, the meeting is adjourned at 11 a.m.

Leonardo Marinaro
Head of Securities Market Relations
Central Puerto S.A.